United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FIRST QUARTER 2009

 SAN JOSÉ MINE PRODUCTION AND REDUCED CASH COSTS

SPOKANE, WA––April 29, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF)

is pleased to announce details of the San José mine production for the first quarter of 2009. The San José project is owned by Minera Santa Cruz S.A. (“MSC”), which in turn is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange).  Hochschild is the operator of San José.  Production for San José in the first quarter (on a co-product basis) totaled 1,299,000 ounces of silver at a cash cost of $4.99 per ounce and 16,560 ounces of gold at a cash operating cost of $357 per ounce, of which 49% of the production is attributable to Minera Andes. (All dollars in this news release are US dollars.)

The San José gold/silver mine saw a decrease in gold and silver production and a significant lowering of unit operating costs in Q1 2009 compared to Q4 2008 as reported by MSC to the owners. Silver production was 2% lower and gold production was 5% lower in Q1 2009 compared to the previous quarter, because approximately 20% of the mill feed was derived from low-grade surface stockpiles. This was partially offset by the higher tonnage being treated in the current quarter. Unit operating costs were lower due to increased production and the economies of scale associated with the processing capacity expansion completed in Q4 of 2008.

Production cash operating costs were $12.2 million.  Total operating cash costs during Q1 2009 decreased approximately 28% compared to Q4 2008 mainly due to lower costs for marketing, labor, supplies, energy, and repairs and maintenance, all of which was partially offset by an increase in the tonnage mined and processed.

The cash cost per tonne was $111.80 in Q1 2009.  The cash cost per tonne decreased approximately 34% in Q1 2009 compared to Q4 2008 due to the lower total cash costs explained above and, to a lesser extent, by the higher volume extracted from the mine and processed at the plant.

Cash cost per ounce of silver and gold, on a co-product basis, decreased approximately 28% and 21% respectively in the Q1 2009 compared to Q4 2008.

Mill throughput increased 10% in Q1 2009 compared to the previous quarter due to the plant expansion completed in October, which was partially offset by the lower number of production days in Q1 2009 (87 days) than in Q4 2008 (95 days). The San José mine entered into full commercial production on January 1, 2008, however there were 317,000 ounces of silver and 4,319 ounces of gold produced in the second half of 2007 during the commissioning period. A planned expansion project to double the original design capacity of the processing plant from 750 tonnes per day (“MTPD”) to 1,500 MTPD was completed in October 2008.

Mill production has now been ramped up to the expanded capacity, and the first quarter of 2009 marked the first full quarter of production at near the expanded capacity rate.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.

MSC sales of precious metal were lower in Q1 2009 compared to Q4 2008 because of current negotiations for new contracts and better conditions for the sale of doré bars and concentrates. As a result, the company had accumulated final product inventory of silver and gold that have been sold in Q2 2009. Product inventories at the end of Q1 2009 consisted of 7,437 kg of high-grade precipitate from the Gekko electrowinning circuit (3,951 kilograms at the end of Q4 2008), 12,110 kilograms of silver-gold doré bullion (9,954 kilograms at the end of Q4 2008), and 1,449 tonnes of silver-gold concentrate (195 tonnes at the end of Q4 2008), containing 11,290 ounces of gold and 898,000 ounces of silver (6,190 ounces of gold and 459,000 ounces of silver at the end of Q4 2008).

SAN JOSÉ MINE PRODUCTION *

Production	Q1 2009	Q4 2008	Q1 2008
Ore production (tonnes)	118,986	107,875	59,897
Average head grade silver (g/t)	427	463	624
Average head grade gold (g/t)	5.29	5.91	7.10
Silver produced (ounces)	1,299,000	1,329,000	968,000
Gold produced (ounces)	16,560	17,370	12,140
Net silver sold (ounces)	838,000	1,135,000	323,000
Net gold sold (ounces)	11,380	13,930	5,050

*The company has a 49% interest in MSC that owns the San José mine.

SAN JOSÉ MINE COSTS

Costs	Q1 2009	Q4 2008	Q1 2008
Operating Cash Costs ($)	12,219,000	16,987,000	8,719,000
Operating cash cost/tonne** ($/t)	111.8	168.2	141.6
Operating cash cost/oz Au ($/oz)	357	494	286
Operating cash cost/oz Ag ($/oz)	4.99	6.32	5.42

** The cash cost per tonne considers both the extracted and processed tonnes.

Work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins which are the source of the current production.  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low-grade ore.

Allen V. Ambrose, Minera Andes' President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the 49% owned San José silver/gold mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where a scoping study has been completed and a 43-101 technical report filed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, CEO, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Non-GAAP Financial Measures:

In this news release, we use the term "operating cash cost.” Operating cash costs are defined as the sum of the geology, mining, processing plant, general and administration costs as well as royalties, refining and treatment charges and sales costs applied to doré, but with respect to concentrate sales do not include refining, treatment charges and sales costs. The operating cash costs per ounce are calculated on a co-product basis by dividing the respective proportionate share of the total costs for the period for each metal by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total cash costs by the percentage of total production value that the respective metal represents.  For 2008, approximately 58% of the value of the production was derived from silver and 42% was derived from gold based on the year 2008 average London PM fix for silver and for gold. We use operating cash cost per ounce as an operating indicator.  We provide this measure to our investors to allow them to also monitor operational efficiency of MSC’s mine at San José.  Operating cash cost per ounce should be considered as non-GAAP Financial Measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  There are material limitations associated with the use of such non-GAAP Financial Measures.  Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.  Changes in numerous factors include, but are not limited to, mining rates, milling rates, silver and gold grades, silver and gold recoveries, and the costs of labor, consumables and mine site operations general and administrative activities that can cause these measures to increase or decrease.

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected production at MSC’s San José Project.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resource, operational and development risk, and the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  May 26, 2009